Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended October 31, 2012

The unaudited interim financial information of CorpBanca as of and for the month ended October 31, 2012 has been published on our website in accordance with circular No. 18 of the Chilean Superintendency of Banks and Financial Institutions ("SBIF") dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the SBIF.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS) (1)
MCh$
Total loans	9,813,580
Total assets	13,123,674
Current accounts and demand deposits	986,614
Time deposits and savings accounts	7,559,792
Borrowings from financial institutions	864,626
Debt issued	1,758,925
Equity Attributable to:	973,254
Bank equity holders	921,085
Minority interest	52,169

CONDENSED CONSOLIDATED INCOME STATEMENT (2)
MCh$
Total operating revenue	360,076
Provisions for loan losses	(36,222)
Operating expenses	(200,942)
Operating income	122,912
Income attributable to investments in other companies	(73)
Income before taxes	122,839
Income taxes	(18,871)
Net income for the period	103,968
Bank equity holders revenue	104,196
Minority interest revenue	(228)

This financial information shall be considered provisional until the official figures are published by the SBIF.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer
(1)
On May 29, 2012, Corpbanca acquired a 51% equity interest in Banco Santander Colombia S.A.  As of May 31, 2012, CorpBanca published its consolidated financial statements with Banco CorpBanca Colombia (formerly Banco Santander Colombia, S.A.).

(2)	Regarding the acquisition date, as of June 30, 2012 CorpBanca is including Banco CorpBanca Colombia results in its financial statements.